Exhibit I
CRUDE CARRIERS CORP. ANNOUNCES DELIVERY OF THE M/T AMOUREUX
ATHENS, Greece – May 11, 2010 – Crude Carriers Corp. (NYSE: CRU) announced today that it took successful delivery of the M/T Tango to be renamed M/T ‘Amoureux (150,393 dwt) yesterday, May 10, 2010. Immediately after its delivery to Crude Carriers, the vessel commenced a spot voyage charter with Repsol-YPF Trading Y Transporte S.A. (‘Repsol’) with expected duration of approximately 30 - 40 days.
The M/T ‘Amoureux’ was acquired at a purchase price of $66.2 million and is the third vessel of the Company’s fleet to be delivered and the first of the two modern Suezmax-class oil tanker sisterships built in 2008 at Universal Shipbuilding Corporation in Japan whose acquisition was announced on April 20, 2010.
Mr. Evangelos Marinakis, Crude Carriers’ Chairman and Chief Executive Officer commented: “We are very pleased to have taken successful delivery of the M/T Amoureux within less than a month from its acquisition. The addition of this vessel to Crude Carriers’ fleet demonstrates our ability to swiftly exploit attractive commercial opportunities to purchase high-specification vessels through accretive acquisitions at a cost significantly below average historical values. In line with our track record of deploying our vessels promptly in the spot market with oil majors and reputable counterparties, the vessel commenced generating income immediately after its delivery to Crude Carriers through its voyage charter with Repsol. Our first vessel, M/T “Alexander the Great” was also employed immediately on delivery from the shipyard on an index linked voyage charter to Shell Trading & Shipping Co. (‘Shell’) and the M/T ‘Miltiadis M II’, our second vessel, is currently employed on a spot voyage with Repsol after completing its first voyage charter to Shell.”
Following the scheduled deliveries of the M/T ‘Aias’ in May 2010, and the M/T ‘Achilleas’, in the second half of June 2010, the Company’s fleet will consist of five vessels, comprised of two VLCCs and three Suezmaxes with an average weighted age of approximately 1.2 years and a total carrying capacity of approximately 1,060,000 dwt.
Forward Looking Statements
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the delivery date of vessels to Crude Carriers Corp. and the duration of any voyage charters under which our vessels are employed, and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (iii) the ability of Crude Carriers Corp. to complete its acquisition of the remaining vessel from its initial fleet of vessels; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.

About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:
Company contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com